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                       CONTINENTAL SPORTS MANAGEMENT, INC.
                               5580 Monroe Street
                              Sylvania, Ohio 43560





                                  June 5, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549-1004

                  Re: Continental Sports Management, Inc.
                      Registration Form SB-2
                      File No  333-58788
                      -----------------------------------

Ladies and Gentlemen:

         Please be advised that we are hereby requesting that the Registration Statement on Form SB-2, filed on April 12, 2001 (the "Registration Statement"), be withdrawn forthwith. We have chosen to abandon the Registration Statement due to general business reasons and market conditions. Please note that no securities have been offered or sold in connection with the Registration Statement.


                                          Very truly yours,


                                          CONTINENTAL SPORTS MANAGEMENT, INC.




                                          /s/ Shep Messing
                                          ------------------------------------
                                          Shep Messing
                                          Chairman of the Board and
                                          Chief Executive Officer